MANAGEMENT’S DISCUSSION & ANALYSIS – FISCAL 2014

This Management’s Discussion and Analysis (MD&A) was prepared by management as at February 25, 2015, and was reviewed and approved by the Board of Directors.  The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited annual consolidated financial statements of Nevsun Resources Ltd. and notes thereto for the year ended December 31, 2014.  All references in this MD&A to “Nevsun” or the “Company” include Nevsun Resources Ltd. and each of its wholly and partially owned subsidiaries on a consolidated basis, unless otherwise stated.  The information provided herein supplements but does not form part of the financial statements.  This discussion covers the year and the subsequent period up to the date of issue of this MD&A.  Unless otherwise noted, all dollar amounts are stated in thousands of United States dollars, except per ounce, per tonne, per pound, per litre and per share data.  Information on risks associated with investing in the Company’s securities as well as information about mineral resources and reserves under National Instrument 43-101 are contained in the Company’s most recently filed Annual Information Form which is available on the Company’s website at www.nevsun.com or on SEDAR at www.sedar.com.

Business of the Company

Nevsun Resources Ltd. and its subsidiaries (collectively, Nevsun or the Company) are engaged in the acquisition, exploration, development and operation of mineral property interests.  Nevsun is a public company which is listed on the TSX and the NYSE MKT LLC, under the trading symbol “NSU”.  Nevsun was incorporated under the laws of the Province of British Columbia under the Company Act (British Columbia), is currently governed by the Business Corporations Act (British Columbia) and maintains its head office at Suite 760 – 669 Howe Street, Vancouver, British Columbia, Canada, V6B 0C4 and its registered and records office at 1000 – 840 Howe Street, Vancouver, British Columbia, Canada, V6Z 2M1 and its website address is www.nevsun.com.

The Company’s principal mining operation is the Bisha Mine and the Company’s principal mineral property is the Bisha Property owned by Bisha Mining Share Company (BMSC), an Eritrean registered corporation. Nevsun is a 60% shareholder of BMSC with the remaining 40% ownership in BMSC held by the State-owned Eritrean National Mining Corporation (ENAMCO).  BMSC is governed under the terms of a shareholder agreement between Nevsun and ENAMCO.  Under Eritrean Mining Law, ENAMCO initially held a 10% free carried interest in the property.  In October 2007, ENAMCO agreed to purchase an additional 30% interest in BMSC, the terms of which were finalized in 2011.  BMSC was granted a 20 year mining license for the Bisha project on December 12, 2007.  BMSC was granted a 10 year mining license for the Harena property on July 6, 2012.  BMSC renewed the Mogoraib River exploration license in Q3 2014 which includes the Hambok deposit.  This exploration license is valid until July 2, 2015, but can be extended subject to a license renewal application.

The Bisha Mine hosts a gold, copper and zinc deposit and the overall Bisha district includes satellite VMS deposits known as Harena, Northwest and Hambok.  The Bisha Mine was in commercial production of gold from February 2011 to June 2013 which allowed an early payback of gold phase capital and allowed for funding of the copper phase expansion.  Commissioning of the copper flotation plant at the Bisha Mine commenced in late June 2013 and achieved commercial production for accounting purposes on December 1, 2013, as the Company determined the commissioning phase of the copper expansion had been completed as the copper plant and facilities were operating in the manner intended by management.  Mining of the supergene copper ore is expected to continue until the first half of 2016 at which time the Bisha Mine plans to begin to process ore from the primary phase.  The primary phase ore contains a significant amount of zinc and copper.  Construction of the zinc plant began in 2014 with the zinc plant scheduled for commissioning in the first half of 2016.  The Bisha Mine has the full support of the Eritrean Government.

2014 annual highlights
  Exceeded 21.6 million hours without a lost time injury (now over 3 years without an LTI)
  Earnings per share of $0.47
  Cash provided by operating activities of $217 million
  Working capital of $520 million, including $442 million of cash
  Produced 196 million pounds of copper in concentrate against guidance of 180 to 200 million pounds
  Achieved industry lowest quartile C1 cash costs(1) of $1.05 per pound
  Executed a successful 27,300 metre exploration program
  Progressed zinc plant expansion – on time and on budget
  Announced a 14% increase to the annualized dividend, from $0.14 to $0.16 per share (approximately 34% of earnings per share)

(1) C1 cash cost per pound is a non-GAAP measure – see page 19 of the 2014 Annual MD&A for discussion of non-GAAP measures.

	Q4 2014	Q3 2014	Q2 2014	Q1 2014	2014
Revenues (millions)	$138.7	$147.9	$169.2	$99.2	$555.0
Operating income (millions)	70.3	78.1	94.9	52.0	295.3
Net income (millions)	40.1	44.6	53.7	28.2	166.6
Net income attributable to Nevsun shareholders (millions)	21.9	25.5	30.5	15.5	93.4
Basic earnings per share attributable to Nevsun shareholders	0.11	0.13	0.15	0.08	0.47
Working capital (millions)	520.0	519.0	497.8	462.2	520.0

Copper price realized, per payable pound sold	2.87	2.98	3.21	3.01	3.02
C1 cash cost per payable pound sold (1)	$1.07	$1.07	$1.05	$0.98	$1.05

Outlook for 2015

2015 Objectives

  Maintain top quartile safety performance and social license to operate Produce 160 to 175 million pounds of copper at C1 cash costs(1) of $1.20 to $1.40 per pound payable
  Extend the Bisha mine life through exploration and optimize mine plan
  Keep zinc expansion project on time and on budget for H1 2016 commissioning
  Opportunistically monetize stockpiled gold ore
  Continue to pay peer leading dividends
  Continue to pursue M&A opportunities supported by our strong balance sheet

We are in the process of preparing our 2014 Corporate Social Responsibility (CSR) report and it will include detailed disclosure on key strategies we employ and the key metrics we use to monitor progress in this area. BMSC will continue its ongoing efforts to provide training at its Bisha operations, employment opportunities and localization in Eritrea to promote and enhance our collective corporate social responsibility program initiatives to reflect evolving international standards.

BMSC expects to produce between 160 and 175 million pounds of copper in concentrate in 2015 through the processing of approximately 2,300,000 tonnes of ore from the Bisha Main pit averaging about 3.9 percent copper feed grade.  We expect our C1 cash cost(1) for 2015 will be $1.20 to $1.40 per payable pound sold.  Key assumptions include a delivered diesel fuel price of $1.13 per litre and by-product revenues based on $1,100 per ounce of gold and $15 per ounce of silver.  We expect there may be some opportunity to improve on these assumptions.

As a result of the successful regional exploration program in 2014, the Company announced a revised mineral resource on February 3, 2015.  The primary change to the current estimate revolved around the successful southern down-dip drilling at the Harena deposit announced over the last half of 2014.  The accompanying mineral reserve as a subset of this mineral resource was impacted mainly by mine depletion, updated reverse circulation drilling in 2014 creating an improved understanding of the supergene to primary transition zone, and an opportunity to further deepen the Bisha main pit in the primary zone.  As disclosed in the 2014 Annual Information Form, apart from mine depletion during 2014, the Company identified a further 30 million pounds of copper and 300 million pounds of zinc in mineral reserves.  Commencing in early Q2 2015 an independent mining engineering firm will assist in further optimizing the life of mine production schedule which will include scoping work for potential underground mining scenarios at the Hambok, Bisha Main and Harena deposits.

The zinc expansion remains on track for commissioning by mid-2016.  We are confident the total capital costs will not exceed the budget estimate of $89.5 million.  Our sustaining and expansion capital expenditures are expected to range from $20 to $30 million in 2015.  The Company has made a strategic decision to increase the capacity of the mining fleet to mitigate any potential risk on delayed waste mining and to provide us with greater flexibility to increase tonnes mined in future years should zinc prices increase.

(1) C1 cash cost per pound is a non-GAAP measure – see page 19 of the 2014 Annual MD&A for discussion of non-GAAP measures.

A further $10 million in exploration investment is planned for 2015.  Key 2015 exploration objectives, which will be prioritized on a success basis for additional work, include:

  Expanding and upgrading the resource at Harena through drilling and down-hole geophysics;
  Drilling high priority targets at depth and on strike from Bisha Main; and
  Continued testing of high priority greenfield targets on the Mogoraib River exploration license.

We expect to drill in excess of 25,000 metres during the year.

The Company has considerable additional value held in stockpiles to be monetized. This includes 6,500 tonnes of precious metals concentrate containing about 7,000 ounces of gold with high silver content, which will be monetized in 2015.  The Company has also mined and stockpiled approximately 130,000 tonnes of oxide ore at over 5 g/t Au containing over 20,000 ounces of gold.  In addition, nearly 400,000 tonnes of pyrite sand material estimated to contain over 60,000 ounces of gold with significant silver content has been stockpiled.  Over half of these contained ounces in the pyrite sands are considered economic and the Company is finalizing alternative methods to monetize this portion commencing in 2015. Further economic assessment of the remaining pyrite sands will be performed over the next 18 months.

The Company continues to dedicate significant management time and effort for external growth.  The Company’s approach to M&A is based on capital discipline and staying true to our commitment of generating a financial return on our investment for shareholders that will allow us to maintain and grow our dividend in the future.

Operating review

Key operating information – Bisha Mine:

	Q4 2014	2014	Q4 2013(4)	2013(4)
Ore mined, tonnes(1)	617,000	2,282,000	533,000	1,992,000
Waste mined, tonnes	3,380,000	12,277,000	2,664,000	9,038,000
Strip ratio, (using tonnes)	5.5	5.4	5.0	4.5
Ore milled tonnes	573,000	1,789,000	401,000	767,000
Copper feed grade, %	4.9	5.9	5.1	3.9
Recovery, % of copper	85.7	85.0	79.7	73.5
Copper concentrate grade, %(2)	25.8	26.3	25.9	24.3
Copper in concentrate produced, millions of pounds	52.5	196.0	36.0	48.0
Copper in concentrate produced, tonnes	23,800	88,900	16,300	21,800
Payable copper in concentrate sold, millions of pounds(3)	49.4	184.7	30.6	30.6
Payable copper in concentrate sold, tonnes(3)	22,400	83,800	13,800	13,800
(1)	Ore tonnes mined for the year ended December 31, 2014 included 225,000 tonnes of oxide ore including pyrite sand, 1,936,000 tonnes of supergene ore and 121,000 tonnes of primary ore.
(2)	When provisional adjustments for the quantity of contained copper sold, based on final assay results are considered, the realized copper grade for 2014 becomes 26.3%.
(3)	Q1 2014 included 4.5 million pounds or 2,000 tonnes (Q4 2013 – 30.6 million pounds or 13,800 tonnes) of pre-commercial production. Receipts from pre-commercial production sales were credited against mineral property, plant and equipment, net of cost of sales.
(4)	During Q3 2013 and most of Q4 2013, the Company was considered to be in pre-commercial production of its copper phase. For the year ended December 31, 2013, the Company milled 887,000 tonnes of oxide ore at 3.43 g/t Au at recovery of 79.4%, producing 92,000 ounces of gold in doré (Q4 2013 – 1,500) and selling 96,700 ounces of gold (Q4 2013 – 1,200) at a realized price per ounce of $1,471 (Q4 2013 – $1,246).

Results of operations for the year ended December 31, 2014

Operating income

The Company generated operating income of $295.3 million for the year ended December 31, 2014, which was an increase of $223.9 million from 2013.  The two years are not comparable as 2014 was the first full year of commercial production of the supergene copper phase of the Bisha Mine.  The supergene copper phase is expected to continue until 2016 when the Bisha Mine will enter into the primary phase.  During the primary phase, the Bisha Mine will produce both a copper and zinc concentrate.  During 2013 there were six months of gold oxide mining and five months of pre-commercial production of the supergene copper phase.

Production and sales

The Company produced 196.0 million pounds of copper in concentrate by processing approximately 1,789,000 tonnes of ore averaging about 5.9% copper during 2014.  The total 2014 production was at the high end of our annual guidance of between 180 and 200 million pounds of copper in concentrate.

We mined approximately 14,559,000 tonnes of total material during 2014 at a 5.4 strip ratio.  Of the 2,282,000 tonnes of ore mined, 1,936,000 tonnes were supergene ore. The remaining tonnes related to 225,000 of oxide ore, including pyrite sand, and 121,000 of primary ore, all of which have been stockpiled for future periods.  The mining rate during 2014 was sufficient to meet the plant capacity.  We experienced lower than planned mobile equipment availability throughout 2014 which negatively impacted our strip of waste tonnes.  During the fourth quarter, we mined nearly 4,000,000 tonnes of material demonstrating that improvements in the extraction of waste material are beginning to take effect.  The shortfall of waste movement is not expected to affect 2015 copper ore production.

Copper feed grades significantly exceeded our expectations due to a combination of positive metal reconciliation and a variance to the original mine plan.  The copper concentrator was designed for an average copper feed grade of 4.5%.  Accordingly, mill feeds were purposely reduced in order to maintain good copper recoveries.  Copper recoveries have steadily increased throughout 2014 with an average recovery of 85.0%.

Accordingly the Company has been able to draw down its copper concentrate stockpile to approximately 15,000 dry metric tonnes (DMT) containing 10 million pounds of copper from 25,000 DMT at Q3 2014 (15 million pounds of copper).  At December 31, 2014, a further 10 million pounds of copper (4,500 tonnes) are either at the port of Massawa or in-transit to a customer.  Similar to Q1 2014, the sale to this particular customer is not eligible for revenue recognition but will be recorded in Q1 2015.

Cash costs

Our copper cash costs per payable pound sold for the year was $1.05 which was firmly within our guidance of lowest quartile cash costs for the industry.  Cash costs have increased slightly each quarter as our copper feed and copper concentrate grades have decreased throughout the year.  We have also experienced higher treatment and refining charges during the second of half of 2014.  Q1 2014 also included particularly higher precious metal by-product credits.

Stockpiled material

The Company has considerable additional value held in stockpiles that has yet to be monetized.  The Company has already encountered some primary zone material which has been stockpiled for the primary phase.  There are three other distinct types of stockpiled material.

There are approximately 6,500 tonnes of precious metals concentrate containing an estimated 7,000 ounces of gold with high silver content that will be monetized via a combination of direct sales and blending with copper concentrate during 2015.

There are approximately 400,000 tonnes of pyrite sand material that is estimated to contain over 60,000 ounces of gold with significant silver content and 130,000 tonnes of oxide ore at over 5 g/t Au containing over 20,000 ounces of gold.  For precious metal concentrate, this material will be sold in 2015 by either direct sales or blending with other material. For the pyrite sands material, the Company is finalizing alternative methods to best monetize this asset in the near term.  Once a final decision has been made, we will provide more detailed guidance on the estimated additional value that can be extracted and the timing of the monetization.  A blending facility was purchased for minimal cost during 2014 to ensure we maximize the value of this asset.  With lower trucking needs expected in 2015 and the existence of the blending facility, we believe a significant portion of the higher grade pyrite sands containing approximately 50% of the estimated contained ounces could be monetized over the next 18 months.

Exploration

The Company continues its exploration efforts in the largely underexplored Bisha district.  A key element of our organic growth strategy is to leverage opportunities in the immediate mine area to optimize and extend the mine life of Bisha.  We believe these near term exploration targets, which can be quickly permitted and could take advantage of existing processing facilities, are an excellent allocation of capital.

In 2014, the Company spent $9.4 million to fund 27,300 meters of exploration diamond drilling (91 holes), 230 kilometers of ground geophysics, geophysical surveying of 44 drill holes and 2,500 line kilometers of airborne geophysics, in addition to other geological work. This total includes $3.7 million of activities related to the Harena deposit, which are classified as capitalized expenditures on mineral properties.

During Q4 2014, exploration drilling continued at the Harena deposit.  A total of 5,902 meters of diamond drilling was completed in 12 holes during the quarter.  The Harena ore body is located approximately 10 kilometers south of the Bisha Mine and processing plant.  A highlight during the quarter was hole HX-040 which returned 1.78% Cu, 5.78% Zn, 0.53 g/t Au and 31 g/t Ag over 32.0 meters including a section with 4.19% Cu over 11.90 meters at a down hole depth of 407.2 meters.  This hole encountered significantly better grade than the average at Harena.  Our work in 2014 has been successful in extending the Harena deposit from a depth of 220 meters to nearly 450 meters below surface while increasing strike length from 300 meters to 600 meters.  Borehole geophysics indicates the deposit still has further considerable down plunge extent that has yet to be drill tested.   Drilling will continue in 2015 to assess the excellent potential at Harena.  Significant drill results were obtained at Harena, and this work was incorporated in a new resource estimate which was announced February 3, 2015.

The success achieved at Harena by combining the understanding of host geology, mineralization and alteration with borehole geophysics has led to a re-evaluation of our other deposits.  In 2015, we will continue to utilize this methodology in our exploration efforts at Bisha and the Northwest deposits.  Work will also continue to explore for greenfield deposits on the Mogoraib River Exploration License initially focusing in the Asheli area where there are a number of high potential targets.

Bisha Zinc Expansion Plan

During 2014, the BMSC board approved the zinc expansion phase budget for $89.5 million, including a $9.0 million contingency.  The commissioning of the plant is expected to be completed by the end of H1 2016.  As at December 31, 2014, $51.4 million of the budget has been awarded to contractors, of which $16.3 million has been incurred and a further $23.3 million committed.

The majority of the engineering for the flotation cells and the IsaMill is complete, most procurement is arranged, civil works for all required foundations are nearing completion and tenders have been received for the required steel, mechanical, piping and platework, with the contract award imminent.  The owners’ team is now predominantly located on site and principal construction with steel erection is soon to commence.

Updated Mineral Reserves and Resource Estimate

As announced on February 3, 2015, the Company has significantly expanded the mineral resource estimate at Harena based on the successful exploration efforts of 2014. As disclosed in the 2014 Annual Information Form, apart from mine depletion during 2014, the Company identified a further 30 million pounds of copper and 300 million pounds of zinc in mineral reserves. Details of the mineral reserves and resources are included in our Annual Information Form.

Results of operations for the fourth quarter 2014

Operating income

The Company generated operating income of $70.3 million for the quarter ended December 31, 2014.  The Q4 2013 quarter is not comparable as 2014 was the first full year of commercial production of the supergene copper phase of the Bisha Mine.  Quarterly operating income decreased from Q3 2014 despite a 4% increase in volumes of DMT of copper sold as copper feed grade and copper concentrate grades declined by 22% and 14% respectively, which impacted unit cost.  The other significant impact on Q4 2014 operating income was the lower realized copper prices which decreased by 2%.

Production and sales

The Company produced 52.5 million pounds of copper in concentrate by processing approximately 617,000 tonnes of ore averaging about 4.9% copper.  Q4 2014 was a strong quarter as we mined nearly 4.0 million tonnes and achieved our highest quarterly plant throughput rate despite a shutdown due to a power shortage in December. This result provides additional confidence that the plant can run at its designed rate which will be required in 2015 as the copper feed grades decrease.

Q4 2014 was the first quarter where we saw our copper feed grades decrease below 6%.  We have steadily increased the number of dry metric tonnes (DMT) of copper concentrate sold, resulting in a total of 331,200 tonnes for 2014. The Q4 2014 total sold of 94,500 tonnes is a 4% increase from the 90,900 tonnes sold in Q3 2014, resulting in sales of 49.4 million pounds of payable copper.

Cash costs

Our copper cash costs per pound sold for the quarter was $1.07, which was firmly within our guidance of lowest quartile cash costs for the industry.  Cash costs have increased slightly each quarter as our copper feed and copper concentrate grades have decreased throughout the year.  We have incurred higher trucking costs during Q4 2014 as our copper concentrate grades decreased to 25.8%.  We saw our fuel charges decrease during Q4 2014 to an average of $1.00 per litre of diesel fuel delivered.  We hope to see further decreases in this cost in 2015.

Selected annual financial information

The following annual financial information for the years ended December 31, 2014, 2013, and 2012, were prepared in accordance with International Financial Reporting Standards (IFRS).

Fiscal years ended:

In US $000s (except per share data)	December 31, 2014	December 31, 2013(1)	December 31, 2012
Revenues	$555,012	$155,698	$566,039
Operating income	295,337	71,395	405,674
Net income for the year	166,565	29,254	246,696

Net income attributable to Nevsun shareholders	$93,394	$12,857	$145,262
Earnings per share attributable to Nevsun shareholders – basic	0.47	0.06	0.73
Earnings per share attributable to Nevsun shareholders – fully diluted	0.47	0.06	0.72

Cash	$442,418	$302,724	$396,404
Working capital	$519,980	$419,057	$394,444
Total assets	$986,686	$870,860	$873,696
Total non-current liabilities	$91,102	$53,802	$38,717
Dividends declared, per share	$0.145	$0.140	$0.100
1)	Copper commercial operations commenced December 1, 2013. Figures for the year ended December 31, 2013 only reflect gold phase operating results.

The following variances result when comparing operations for the year ended December 31, 2014, with the same period of the prior year (in US$000s, except per pound and per ounce data).  Most of the variances for revenues, operating expenses, royalties and depreciation and depletion are attributable to the Company’s transition from a gold producer through mid-2013 to a copper producer thereafter.  Another important factor impacting the results was the determination that the Company had achieved commercial production for the copper phase on December 1, 2013.

Revenues

The Company’s revenues for the year ended December 31, 2014, of $555,012 (2013 – $155,698) are comprised of copper concentrate sales of $544,232 (2013 - $nil), copper concentrate by-product sales of $60,323 (2013 - $nil), and other revenue of $5,467 (2013 - $2,008), net of copper concentrate treatment and refining charges of $55,010 (2013 - $nil).  Other revenue consists of sales of high-grade precious metals ore directly to buyers and price adjustments on those sales. Revenues for the year ended December 31, 2014, included sales of 180.2 million payable pounds of copper (2013 – nil) at an average realized price of $3.02 per pound (2013 - $nil).  During 2014, 4.5 million pounds of pre-commercial production receipts were credited against mineral property, plant and equipment, net of costs of sale.  Copper concentrate revenue for the year ended December 31, 2014, is net of $29,406 (2013 – $nil) of provisional and final pricing and physical quantity adjustments.  Copper concentrate by-product revenues for the year ended December 31, 2014, included sales of 27,000 ounces of gold at an average realized price of $1,216 per ounce and 1,523,900 ounces of silver at an average realized price of $18.04 per ounce.  Revenues on gold doré sales for the year ended December 31, 2013, of $153,690 included sales of 96,700 ounces of gold at an average realized price of $1,471 per ounce, and 507,935 ounces of silver at an average realized price of $24.63 per ounce.

Operating expenses

The Company recorded operating expenses for the year ended December 31, 2014, of $194,522 (2013 - $62,848).  The increase from the comparative period results from the Company having been in pre-commercial production for a large portion of the year. The Company expects total operating costs to be higher during the copper phase.  Consistent with prior disclosure, our per-unit costs on a per pound basis (see page 19 for a reconciliation of our C1 cash cost per payable pound sold) increased throughout 2014 but remain in the lowest quartile for copper producers.  The reason for the increase in costs is primarily due to expected lower copper feed grade and reduced by-product credits.  Included in operating expenses was a Q3 2014 charge of $4,274 for material and supplies inventory adjustments for obsolescence and freight cost estimates. A charge of $2,808 was recorded during 2013 for a materials and supplies adjustment for obsolescence, comprised mainly of gold phase chemical processing reagents.

Royalties

The Company incurs a 3.5% royalty on base metal shipments and a 5% precious metals royalty on its gold and silver sales.  In the year ended December 31, 2014, royalty expenses of $25,072 (2013 - $8,070) were recorded. The increase in royalties is attributable to higher sales recorded during 2014. Royalties are payable at the time concentrate shipments leave the mine, which precedes the revenue recognition point, and are based on estimated values of contained metal at the time of shipment without subsequent adjustment.

Depreciation and depletion

In the year ended December 31, 2014, depreciation and depletion of $40,081 (2013 - $13,385) was recorded. The increase in this amount is attributable to a higher value of depreciable assets, primarily related to the addition of the copper phase assets, as well as to higher units of production over which depreciation and depletion are recognized.

Administrative

Administrative costs comprising head office costs including salaries and employee benefits, share-based payments, business development and other general administrative expenses for the year ended December 31, 2014, were $17,363, up from $14,537 in the year ended December 31, 2013. Salaries and employment benefits, including share-based payments and long-term incentive compensation, increased from $8,732 for the year ended December 31, 2013 to $11,941 for the year ended December 31, 2014. The increase relates to employee additions as well as higher short-term and long-term incentive compensation based on the Company’s absolute and relative share price performance versus its peer group. Other administrative expenses increased slightly from $3,893 during the year ended December 31, 2013, to $3,931 during the year ended December 31, 2014, as a result of higher travel, CSR and general office expenses offset by fewer consultants used in our business development activities.

Finance costs

Finance costs for the year ended December 31, 2014, total $1,906 and are comprised of $1,203 of accretion expense related to the Company's reclamation liability, and a one-time charge in Q2 2014 of $703 related to the loan to a supplier. Finance costs of $882 for the year ended December 31, 2013, are comprised entirely of accretion expense.

Finance income

Finance income for the year ended December 31, 2014, totals $2,974 (2013 – $3,464) and is comprised of net interest accrued on amounts receivable from the non-controlling interest of $2,621 (2013 – $3,314), and other finance income of $353 (2013 – $150), comprised predominantly of interest earned on cash and cash equivalent balances.

Income taxes

Income tax expense for the year ended December 31, 2014, of $112,477 (2013 - $30,186) was comprised of current income tax expense of $85,759 (2013 - $20,702) related to the BMSC mining operations and deferred income tax expense of $26,718 (2013 - $9,484).

Selected quarterly financial information

Selected consolidated financial information from continuing operations for the most recent eight quarters, prepared in accordance with IFRS, are presented below:

In US $000s (except per share data)	2014 4th	2014 3rd	2014 2nd	2014 1st
Revenues	$138,695	$147,943	$169,223	$99,151
Operating income	70,323	78,076	94,955	51,983
Net income for the period	40,098	44,599	53,688	28,180

Net income attributable to Nevsun shareholders	21,878	25,548	30,528	15,440
Earnings per share attributable to Nevsun shareholders – basic	0.11	0.13	0.15	0.08
Earnings per share attributable to Nevsun shareholders – diluted	0.11	0.13	0.15	0.08

In US $000s (except per share data)	2013 4th	2013 3rd	2013 2nd	2013 1st
Revenues	$4,000	$25,783	$54,785	$71,130
Operating income	587	12,980	20,049	37,779
Net income (loss) for the period	(4,860)	4,306	10,305	19,503

Net income (loss) attributable to Nevsun shareholders	(4,212)	1,170	5,274	10,625
Earnings (loss) per share attributable to Nevsun shareholders – basic	(0.03)	0.01	0.03	0.05
Earnings (loss) per share attributable to Nevsun shareholders – diluted	(0.03)	0.01	0.03	0.05

The following variances result when comparing operations for the three months ended December 31, 2014, with the same period of the prior year (in US $000s, except per ounce and per pound data).  Most of the variances for revenues, operating expenses, royalties and depreciation and depletion are attributable to the Company completing the mining of the gold oxide phase by June 30, 2013, and being in pre-commercial production for most of Q4 2013, as compared to being in full copper production phase during Q4 2014.  Accordingly, the explanations of the variances from the comparative period are not as useful as in prior periods.

Revenues

The Company’s Q4 2014 revenues of $138,695 (Q4 2013 - $4,000) are comprised of copper concentrate sales of $141,739 (Q4 2013 - $nil) and copper concentrate by-product sales of $14,143 (Q4 2013 - $nil), net of copper concentrate treatment and refining charges of $17,187 (Q4 2013 - $nil). Revenues included sales of 49.4 million payable pounds of copper (Q4 2013 – 30.6 million) at an average realized price of $2.87 per pound (Q4 2013 - $3.20).  Copper concentrate revenue is net of $7,832 of provisional and final pricing and physical quantity adjustments.  Copper concentrate by-product revenues for Q4 2014 included sales of 7,000 ounces of gold at an average realized price of $1,164 per ounce and 385,000 ounces of silver at an average realized price of $15.57 per ounce. Q4 2013 revenue of $4,000 included sales of 1,200 ounces of gold at an average realized price of $1,246 per ounce, and 5,706 ounces of silver at an average realized price of $19.41 per ounce.  Q4 2014 revenues were impacted by the decrease in copper prices during the quarter culminating with the quarter end closing price of copper of $2.87 per pound.  Copper concentrate treatment and refining charges, which are accounted for as a reduction of revenues, increased slightly on a per pound basis reflecting a tightening in the market.  Copper concentrate by-product credits decreased on a per pound basis as expected in the mine plan (see page 19 for a reconciliation of C1 cash cost sold) and due to decreased by-product metal prices.

Operating expenses

The Company recorded operating expenses for Q4 2014 of $49,807 (Q4 2013 - $2,521).  The increase from the comparative period is due to the Company having been in pre-commercial production for two months in Q4 2013, and commercial copper phase operating costs having not yet been realized.  The Company expects total operating costs to be higher during the copper phase than during the gold phase.  Q4 2014 operating expenses and selling costs have increased slightly on a per-pound of payable copper sold basis (see page 19 for a reconciliation of C1 cash cost sold) with prior quarters as copper feed grades have decreased and treatment and refining charges have increased.

Royalties

The Company incurs a 3.5% royalty on base metal shipments and a 5% precious metals royalty on its gold and silver sales.  In Q4 2014 royalty expenses of $7,201 (Q4 2013 - $320) were recorded.  In Q4 2014, the Company incurred higher royalties as compared to Q4 2013 as a result of having recognized commercial sales in the current quarter, as compared to the comparative quarter when royalties were capitalized.  Royalties are payable at the time concentrate shipments leave the mine, which precedes the revenue recognition point, and are based on estimated values of contained metal at the time of shipment without subsequent adjustment.

Depreciation and depletion

In Q4 2014 depreciation and depletion of $11,364 (Q4 2013 - $572) was recorded. Depreciation is primarily calculated using the units-of-production method with copper pounds produced and ore tonnes mined as the basis for the calculation.  The increase from Q4 2013 to Q4 2014 is the result of depreciation and depletion incurred during Q4 2013 having been capitalized as it was incurred during the pre-commercial production phase.

Administrative:

Administrative costs in Q4 2014 were $4,838, up from $4,577 in Q4 2013.  Salaries and employees benefits including long-term incentive compensation increased from $3,034 in Q4 2013 to $3,445 in Q4 2014, consistent with the overall trend primarily due to higher long-term incentive compensation based on the Company’s absolute and relative share price performance versus its peer group. Business development expenses were $786 for Q4 2014 as compared to $403 in Q4 2013. Other administrative costs decreased from $1,140 in Q4 2013 to $607 in Q4 2014.

Finance costs

Finance costs in Q4 2014 of $384 are comprised entirely of accretion expense on the Company's reclamation liability. Finance costs of $270 recorded during Q4 2013 also related only to accretion expense on the Company's reclamation liability.

Finance income

Finance income for Q4 2014, totals $756 (Q4 2013 – $959) and is comprised of net interest accrued on amounts receivable from the non-controlling interest of $603 (Q4 2013 – $892), and other finance income of $153 (Q4 2013 – $67), comprised predominantly of interest earned on cash and cash equivalent balances.

Income taxes

Income tax expense for Q4 2014 of $25,759 (Q4 2013 - $1,559) is comprised of current income tax expense of $15,954 (Q4 2013 - $7,085) related to the BMSC mining operations and deferred income tax expense of $9,805 (Q4 2013 – recovery of $5,526).

Reconciliation of realized copper price

in U.S. $000s (except pounds of payble copper and per payable pound data)	Q4 2014	2014
Total revenues	$138,695	$555,012

Add (less):
Copper concentrate by-product sales	(14,143)	(60,323)
Other revenues	-	(5,467)
Treatment and refining charges	17,187	55,010
Provisional and final pricing and quantity adjustments on copper concentrate sales	7,832	29,406
Copper concentrate revenues, before pricing adjustments	$149,571	$573,638
Pounds of payable copper sold (millions)	49.4	180.2
Realized copper price per payable pound sold, before pricing adjustments	$3.03	$3.18
Provisional and final pricing and quantity adjustments per payable pound sold	$(0.16)	$(0.16)
Realized copper price per payable pound sold	$2.87	$3.02
LME average copper price per pound	$2.98	$3.10
(1)	Pounds of payable copper sold during the year ended December 31, 2014, do not include 4.5 million pounds of copper sold during the pre-commercial production phase. Receipts from pre-commercial production sales were credited against mineral property, plant and equipment, net of cost of sales.

Liquidity and capital resources

The Company’s cash and cash equivalents at December 31, 2014, was $442,418 (December 31, 2013 – $302,724).  Working capital, including cash and cash equivalents, was $519,980 (December 31, 2013 – $419,057).  Accounts receivable of $32,188 (December 31, 2013 - $57,180) include one shipment for which revenue was recognized but provisional payments were not yet received by year end (December 31, 2013 – two shipments).

During the year ended December 31, 2014, cash generated from operating activities was $306,480, compared to $76,172 in the prior year. The Company paid $88,983 in income taxes for the year ended December 31, 2014 (2013 - $60,484).

The Company used $4,258 in investing activities during the year ended December 31, 2014 (2013 – used $69,206).  The Company spent $55,118 on mineral properties, plant and equipment compared to $133,423 during the prior year. Included in these expenditures is $5,668 spent on exploration and evaluation work during the year ended December 31, 2014, compared to $15,720 in the prior year.  Expenditures on mineral properties, plant and equipment were offset in the year ended December 31, 2014, in part by $50,936 (2013 - $71,255) of proceeds received on the sale of pre-commercial production copper concentrate inventory during the year. Changes in non-cash working capital related to investing activities increased from a credit of $38 during the year ended December 31, 2013, to an increase of $2,124 during the year ended December 31, 2014.

The Company used $73,545 in its financing activities in 2014, compared to $40,162 in the prior year.  During the year ended December 31, 2014, the Company paid dividends to Nevsun shareholders of $34,770 (2013 - $23,880), and distributed $76,750 to the non-controlling interest (2013 - $nil).  The increase in dividends to Nevsun shareholders from 2013 is due to dividends being declared on a quarterly basis for 2014. The Company also received $37,332 (2013 – loaned $16,750) from the non-controlling interest, comprised of a partial repayment of the purchase price settlement consisting of principal of $17,089 and interest of $2,811 (2013 - $nil and $nil), and full repayment of a loan made in 2013 of $16,750 plus interest of $682.

Commitments and contractual obligations

As of December 31, 2014, the Company had the following contractual obligations:

In U.S. $000s	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Purchase commitments and contractual obligations	$45,813	$45,813	$-	$-	$-
Mine closure and reclamation	50,400	600	1,400	1,200	47,200
Minimum operating lease payments	4,971	4,722	249	-	-
Total contractual obligations	$101,184	$51,135	$1,649	$1,200	$47,200

The Company also has an environmental bond to cover remediation liabilities for Bisha in the amount of $15,000 at a cost of 1% per annum.

The above table includes the Company’s estimated obligation for mine closure and reclamation following completion of mining activities at the Bisha Mine and is based on the level of known disturbance at the reporting date, known legal requirements and estimates prepared by Management with input from a third party specialist.  The undiscounted amount of the estimated obligation for reclamation and closure of the operations, adjusted for estimated inflation of 3%, is approximately $50,400.  While the Company has recorded the fair value for the mine closure and reclamation obligation using a pre-tax discount rate of 4.57%, the amounts reflected in the above table represent the undiscounted amounts estimated at the time of payment.  Ongoing reclamation costs incurred as part of normal mining operations are expensed as incurred.

Off-balance sheet arrangements

The Company has not entered into any specialized financial arrangements to minimize its commodity price risk, investment risk or currency risk.  There are no off-balance sheet arrangements.

Contingencies

The Araya Lawsuit

A lawsuit was filed in the Supreme Court of British Columbia against the Company (the "Araya Lawsuit") on November 20, 2014, by three plaintiffs who claim to have once worked with a local sub-contractor at the Bisha Mine.  The plaintiffs claim that the Company is legally responsible for breaches of customary international law and British Columbia law for conduct allegedly engaged in by the local sub-contractor and the Eritrean Military.  The plaintiffs are also claiming the right to bring the action in a representative capacity on behalf of certain persons who they allege were forced to work at the Bisha Mine (the “Group Members”).  The plaintiffs claim general, aggravated and punitive damages for themselves and for the Group Members.  No amount of damages is required to be quantified by the plaintiffs at this time.  No trial date has been set.

It is not possible at this time to estimate the outcome of the Araya Lawsuit.  The Company denies the allegations and will vigorously defend itself in this matter.  No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the outcome.

Putative class action complaints

During May 2014 and July 2014 the Company settled with United States and Canadian plaintiffs, respectively, two related securities class actions initiated during 2012.  Settlement agreements release the Company and all its related parties from any claims described in these class actions.  The Canadian and U.S. settlements received final court approval on October 6, 2014 and January 22, 2015, respectively.  Both settlements were funded entirely by the Company’s insurance carriers.

Outstanding share data

As of February 25, 2015, the Company had 199,657,802 shares and 12,177,000 options issued and outstanding.

Financial instruments and risk management

The following describes the use of financial instruments and types of risks that the Company is exposed to and its objectives and policies for managing such risks:

Market risk

Price risk:  The Company is, or will be, subject to price risk from fluctuations in market prices of gold, copper and other metals.  As discussed above in respect of metals in concentrate, there is a time lag between the time of initial payment on shipment and final settlement pricing, and changes in the price of gold, copper and other metals during this period impact the Company’s revenues and working capital position.  The Company’s policy is not to hedge precious metals doré or base metal concentrate sales.  Accordingly, as at December 31, 2014, and as of the date of this MD&A, the Company has not entered into any hedge contracts or other financial arrangements to minimize its commodity price risk.

Sales of copper concentrate are recognized on a provisional pricing basis when risks and rewards transfer and the rights and obligations of ownership pass to the customer, which usually occurs on shipment. However, the final pricing for the product sold and purchased is not determined at that time as it is contractually linked to market prices at a subsequent date. These arrangements have the characteristics of a derivative instrument as the value of the related receivables will vary as the price for the underlying commodity varies in the metal markets. These pricing adjustments result in gains in a rising price environment and losses in a declining price environment and are recorded as a change in revenue at each balance sheet date and at final settlement.

Fuel price risk:  Fuel consumption comprises a significant portion of the Company’s operating expenses and the Company is therefore subject to fuel price risk on fluctuations of the market price of diesel. Based on an estimated 40 million litres of diesel fuel used annually, a $0.10 change in the price per litre of fuel would have a $4 million impact on earnings.

Currency risk:  Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates.  Exchange rate fluctuations may affect the costs that the Company incurs in its operations.  The Company’s functional currency is the United States dollar, and while metals sales are in U.S. dollars, certain of the Company’s costs will be incurred in other currencies, namely the Eritrean nakfa, Canadian and Australian dollars, Euro and South African rand.  Additionally, the Company also holds cash and cash equivalents that are denominated in currencies that are subject to currency risk.  Accounts receivable and other current and non-current assets not denominated in US dollars relate to goods and services taxes, income taxes and value-added taxes.

The Eritrean nakfa is directly tied to the US dollar.  At December 31, 2014, net financial assets (liabilities) denominated in Canadian dollars are $(6,753), South African rand are $136, Australian dollars are $(166) and Euros are $(1,825).  A 10% strengthening of the U.S. dollar against these currencies at December 31, 2014, with all other variables held constant, would have resulted in an estimated gain on the Canadian dollar denominated net financial liabilities of $675, an estimated loss on South African rand denominated net financial assets of $14, an estimated gain on the Australian dollar denominated net financial liabilities of $17, and an estimated gain on the Euro denominated net financial liabilities of $182.  As a result, management does not consider currency risk to be significant.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, trade receivables, and due from non-controlling interest.  In order to manage credit risk, the Company deposits cash and cash equivalents kept in highly liquid instruments with high credit quality financial institutions.  Such instruments are managed by independent financial managers with ultimate oversight by the Company.  Given the strong credit ratings of these institutions, management does not expect any counterparty to fail to meet its obligations. Additionally, a high percentage of the funds are maintained in accounts outside of Africa.

As at December 31, 2014, the Company’s credit risk related to the recovery of trade accounts receivable, including receivables of $19,403 related to copper concentrate sales due from eight customers.

Copper concentrate sales started in the fourth quarter of 2013 and are subject to credit risk related to trade receivables from the sale of metals in concentrate.  The Company tries to limit credit risk exposure on sales of concentrate by selling its product to large, international purchasers with high credit ratings, and requiring purchasers to issue letters of credit with high credit quality financial institutions to support such purchases.  Additionally, the Company maintains separate and sufficient insurance and requires the transporters of its concentrates to carry sufficient insurance to prevent loss during transportation.

The Company does not consider credit risk associated with the recovery of value added taxes (VAT) and other receivables, which at December 31, 2014, totaled $555, to be a significant risk.

The Company is also subject to credit risk related to due from non-controlling interest, which at December 31, 2014, was $48,483.  Due from non-controlling interest is collected from ENAMCO with collection terms determined by cash flow from the Bisha Mine with a guarantee from the State of Eritrea.  Management expects that cash flow will be sufficient to allow collection in full from the non-controlling interest and, as a result, credit risk on exposure on due from non-controlling interest is not considered to be a significant risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.  This approach includes a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support the Company’s current operations and expansion and development plans and by managing its capital structure.

In the opinion of management, the working capital at December 31, 2014, of $519,980, together with future cash flows from operations, is sufficient to support the Company’s operations and expansion plans.

Fair value versus carrying amounts

The carrying amount of financial assets and liabilities carried at amortized cost is a reasonable approximation of fair value.

Proposed transactions

The Company continually reviews opportunities for growth, however, there are no proposed asset or business acquisitions or dispositions currently under offer.

Use of judgements and estimates in applying critical accounting policies

The Company's consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB).  The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 4 to the Company's annual consolidated financial statements, respectively.

Judgements

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimation uncertainty, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Achievement of commercial production

Costs incurred to construct and develop mineral properties, plant and equipment, including directly attributable costs of testing, are capitalized until the assets are brought into the location and condition necessary to be capable of operating in the manner intended by management. Net proceeds from mineral sales realized during this period are offset against costs capitalized. Depletion of capitalized costs for mineral properties and related plant and equipment begins when operating levels intended by management have been reached.  The results of operations of the Company during the years presented in the consolidated financial statements have been impacted by management’s determination that the Bisha Mine reached the operating levels intended by management with regards to copper production on December 1, 2013.

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Assessment of functional currency involves certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Key sources of estimation uncertainty

The preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period.  Actual results may differ from those estimates as the estimation process is inherently uncertain.  Actual future outcomes could differ from present estimates and assumptions; potentially having material future effects on the Company’s consolidated financial statements.  Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Reserve estimates including life of mine plan

The Company estimates its ore reserves and mineral resources based on information compiled by experts. Reserves are used in the calculation of depreciation, impairment assessment and for forecasting the timing of payment of mine closure, reclamation and rehabilitation costs.

There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available.  Changes in the forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

The carrying amounts of the Company’s mineral properties, plant and equipment are depleted based on recoverable copper pounds, gold ounces, and ore reserve tonnes. Changes to estimates of recoverable copper pounds, gold ounces, ore reserve tonnes and depletable costs, including changes resulting from revisions to the Company’s mine plans and changes in metals prices forecasts, can result in a change to future depletion rates and impairment analysis.

Estimated mine closure and reclamation costs

The Company’s provision for mine closure and reclamation cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to mine closure and reclamation cost obligations are recorded with a corresponding change to the carrying amounts of related mineral properties, plant and equipment for the year. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depletion expense.

Classification of current and non-current portion of due from non-controlling interest

In determining the classification of current and non-current portion of due from non-controlling interest, the Company makes estimates of the future after-tax cash flows expected to be derived from the Bisha mining operation.  Changes in metal price forecasts, estimated future costs of production, and estimated future capital expenditures could result in a change in the classification of the current and non-current portions of the due from non-controlling interest.

Fair value of embedded derivative

The value of copper concentrate trade receivables is measured using quoted forward market prices as at the balance sheet date that correspond to the settlement date of the provisional pricing period for the estimated metals contained within the copper concentrate.  Fluctuations in the underlying market price of copper, metal content and concentrate weight can cause significant changes to the ultimate final settlement value of the receivables and the final revenue recorded can vary significantly as a result.

Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted income from operations and the application of existing tax laws in each jurisdiction. Forecasted income from operations is based on life of mine projections internally developed and reviewed by management.

Importance is given to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

Share-based payments

The factors affecting share-based payments include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options.  The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however future volatility is inherently uncertain and the model has its limitations.  While these estimates can have a material impact on the share-based payments expense and hence, results of operations, there is no impact on the Company’s financial condition or liquidity.

Disclosure controls and procedures

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining the Company’s disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the Company’s annual filings, interim filings and other reports filed or submitted is recorded, processed, summarized and reported, within the appropriate time periods and is communicated to senior management, including the Chief Executive Officer and Chief Financial Officer on a timely basis so that the appropriate decisions can be made regarding public disclosures.

The Chief Executive Officer and Chief Financial Officer, after participating with the Company’s management in evaluating the effectiveness of the Company’s disclosure controls and procedures have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective.

Changes in internal control over financial reporting

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  The Company’s internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company;
  rovide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of management and the Company’s directors; and
  rovide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management concluded that the Company’s internal control over financial reporting was appropriately designed and operating effectively as of December 31, 2014.

KPMG LLP, the Company's Independent Registered Public Accountants, have audited the annual consolidated financial statements of the Company for the year ended December 31, 2014, and have also issued a report on the internal controls over financial reporting based on the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.  The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Accounting changes and recent accounting pronouncements

In May 2013, the IASB issued IFRIC 21 - Levies, which sets out the accounting treatment for an obligation to pay a levy that is not an income tax. The interpretation defines the obligating event that gives rise to the requirement to pay a levy and when a liability should be recognized. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The application of IFRIC 21 did not have a significant impact on the Company’s consolidated financial statements.

In July 2014, the IASB published IFRS 9 - Financial Instruments, which replaces IAS 39 - Financial Instruments:  Recognition and Measurement, the existing guidance of the same name. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial assets from IAS 39.

IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, and is available for early adoption. The Company will evaluate the new standard to determine the impact, if any, it may have on its financial statements.

In May 2014, the IASB issued the final revenue standard, IFRS 15 - Revenue From Contracts With Customers, which will replace IAS 18 - Revenue, among other standards that do not currently affect the Company. The new standard is effective for fiscal years beginning on or after January 1, 2017, and is available for early adoption. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The new standard does not apply to insurance contracts, financial instruments or lease contracts, which fall under the scope of other standards.

The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2017. The Company will evaluate the new standard to determine the impact, if any, it may have on its financial statements.

Quality assurance

Mr. Peter Manojlovic, PGeo, and Vice President Exploration of Nevsun Resources Ltd. is a Qualified Person under the terms of NI 43-101 and has reviewed the exploration statements of this MD&A and approved its dissemination.

Non-GAAP performance measure

This document includes a non-GAAP performance measure that does not have a standardized meaning prescribed by IFRS. This performance measure may differ from those used by, and may not be comparable to such measures as reported by, other issuers.  The Company believes that this performance measure is commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company's performance.  The Company uses this performance measure extensively in our internal decision making process, including to assess how well the Bisha Mine is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team.  The table below provides a reconciliation of this non-GAAP measure to the most directly comparable IFRS measures as contained within the Company's issued financial statements.

C1 cash cost per payable pound

C1 cash cost per pound is a non-GAAP measure and represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, less net by-product credits.  Royalties are excluded from the calculation of C1 cash cost per pound.  The costs included in this definition comprise mine site operating and general and administrative costs, freight, treatment and refining charges, less by-product credits.  By-product credits are an important factor in determining the C1 cash costs per pound.  The Company produces by-product metals, gold and silver, incidentally to copper production activities.  The gold and silver are considered to be by-products as they only represent 11% of total revenues during 2014.  The cash cost per payable pound will vary depending on the volume of by-product credits and the relative price of the by-products.  The C1 cash cost per payable pound is calculated by dividing the total costs by payable copper pounds sold.  The calculation method is consistent on a period to period basis for purposes of meaningful comparison.

	Q4 2014		2014
C1 cash cost per payable pound (U.S. $000s, except per pound amounts)	Total	per pound	Total	per pound
Pounds of payable copper sold (millions)(1)		49.4		180.2
Operating expenses and selling costs	$49,807	$1.01	$194,522	$1.08
Add:
Copper concentrate treatment and refining charges	17,187	0.35	55,010	0.31
Less:
Copper concentrate by-product credits	(14,143)	(0.28)	(60,323)	(0.33)
Selling costs not related to concentrate sales	(90)	(0.01)	(762)	(0.01)
Total C1 cash cost(2)	$52,761	$1.07	$188,447	$1.05
(1)	Pounds of payable copper during the year ended December 31, 2014, do not include 4.5 million pounds of copper sold during the pre-commercial production phase. Receipts from pre-commercial production sales were credited against mineral property, plant and equipment, net of costs of sale.

Additional information and risk factors

Additional information relating to the Company, including risk factors, is discussed in the Company’s 2014 Annual Information Form and other filings available on the Company’s website at www.nevsun.com and on SEDAR at www.sedar.com.

Forward looking statements

This Management’s Discussion and Analysis contains statements and information concerning anticipated developments in the Company’s continuing and future operations, the adequacy of the Company’s financial resources and financial projections.  Forward-looking statements include, but are not limited to, statements concerning or the assumptions related to estimates of capital and operating costs, the timing, nature and extent of future copper and gold production, expanding exploration licenses, the estimation of mineral reserves and resources, methodologies and models used to prepare resource and reserve estimates, the realization of mineral reserve estimates, the conversion of mineral properties to reserves and resources, the potential to expand resources, reserves and mine life, future exploration budgets, plans, targets and work programs, capital expenditures and objectives, anticipated timing of grant of permits, mining and development plans and activities, construction and production targets and timetables, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, results of drill programs, dividend plans and policy, litigation matters, integration or expansion of operations, requirements for additional capital, government regulation of mining operations, environmental risks, political risks and uncertainties, unanticipated reclamation expenses, and other events or conditions that may occur in the future.

Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors including, without limitation, the risks more fully described in the Company’s 2014 Annual Information Form and other filings.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NYSE MKT corporate governance

The Company’s common shares are listed on NYSE MKT.  Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards is posted on the Company’s website at http://www.nevsun.com/corporate/governance/nyse-amex/ and a copy of such description is available by written request made to the Company.

Cautionary note regarding preparation of reserves and resources

The disclosure in this Management’s Discussion and Analysis uses mineral resource and mineral reserve classification terms that comply with Canadian securities laws that differ in certain material respects from the requirements of United States securities laws.  Disclosure has been made in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System.  The NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the disclosure requirements of the SEC.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded.  Consequently, mineral resource and mineral reserve information contained in this AIF is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

The SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, mineral reserve estimates contained in this AIF may not qualify as “reserves” under SEC standards.

This Management’s Discussion and Analysis uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize these terms and U.S. companies are generally not permitted to use these terms in documents they file with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral “reserves.” Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.

Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with reporting standards in Canada, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in rare cases. In addition, disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this Management’s Discussion and Analysis may not be comparable to information made public by US domestic companies subject to the reporting and disclosure requirements of the SEC.